Mail Stop 6010

December 17, 2007

Juliet Singh, Ph.D
Chief Executive Officer
Transdel Pharmaceuticals, Inc.
4225 Executive Square
Suite 460
La Jolla, CA 92037

> **Re:** **Transdel Pharmaceuticals, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 7, 2007**
> **File No. 333-147930**

Dear Ms. Singh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Please revise the prospectus to provide a complete description of each of the private placement transactions for the shares registered.

Selling Stockholders, page 27

2.   We note the footnotes to the Selling Stockholders table indicating that Palladium
        Capital Advisors, Granite Financial Group, Inc. and WFG Investments, Inc. are
        each registered broker-dealers and served as placement agents in connection with
        the company's September 2007 and October 2007 private placements. Please
        revise these footnotes to clarify whether each of these broker-dealers received the
        securities as compensation for underwriting activities. Alternatively, if these
        securities were not received as compensation, please revise these footnotes and
        page 35 to state that each of these broker-dealers is an underwriter.

3.   We note that one of the company's directors, Anthony S. Thornley, is named as a
        selling stockholder. Please identify this affiliate as an underwriter here and on
        page 35.

                                *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking
       any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated
       authority, in declaring the filing effective, does not relieve the company from
       its full responsibility for the adequacy and accuracy of the disclosure in the
       filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
       Haynes and Boone, LLP
       153 East 53rd Street, Suite 4900
       New York, New York 10022